U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-56290

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KeyStar Corp.

Full Name of Registrant

78 SW 7th Street, Suite 500

Address of Principal Executive Office (Street and Number)

Miami, Florida 33130

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Registrant is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 beyond September 28, 2023, the prescribed due date for such filing. As disclosed in Registrant’s Current Report on Form 8-K filed on September 7, 2023, on August 31, 2023, Registrant’s independent registered public accounting firm since 2020, Sadler, Gibb & Associates, LLC, notified Registrant that it was resigning, effective immediately. As a result of Sadler’s resignation, Registrant cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date of September 28, 2023. Registrant is currently in the process of engaging a new auditor, and therefore does not expect to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Mark Thomas	(866)	783-9435
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☐ No ☒ Registrant has not yet filed the required amendment to its Current Report on Form 8-K filed on August 26, 2022. The amendment, which was required to be filed no later than November 14, 2022, contains the financial statements of ZenSports, Inc. and the pro forma financial information required by Items 9.01(a) and (b), respectively, of Form 8-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

KeyStar Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2023	By:	/s/ Mark Thomas
Mark Thomas Chief Executive Officer

3